FirstMerit Corporation
3 Cascade Plaza, Akron, Ohio 44308
(330) 996-6300

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Mr. Paul Cline

Re: FirstMerit Corporation
Annual Report on Form 10-K for the fiscal year ended December 31, 2011
Filed February 24, 2012
File No. 000-10161

Dear Mr. Cline:

This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided in your letter dated March 21, 2012 related to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Annual Report”) filed by FirstMerit Corporation (the “Corporation”). The following paragraphs include each of your comments numbered to match the corresponding comment in your letter followed by the Corporation's response. In addition, the Corporation's Quarterly Report on Form 10-Q for the period ended March 31, 2012 is anticipated to be filed on May 4, 2012 and certain responses described below will be reflected in such Quarterly Report, as referenced in the relevant responses.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Line of Business Results, page 40

1. Please revise your results of operations in future filings to present your discussion and analysis at the segment level to provide a more granular understanding of each segment's contribution to the company's financial condition and results of operations. Refer to Item 303(A)(3) of Regulation S-K and Release No. 33-8350 (MD&A Interpretive Release).

Response:

Our future filings will contain expanded disclosures regarding each of our segment's contribution to the Corporation's financial condition and results of operations. The pertinent disclosures for the year ended December 31, 2011 are as follows:

Line of business results are presented in the table below. A description of each business line, important financial performance data and the methodologies used to measure financial performance are presented in Note 15 (Segment Information) to the consolidated financial statements. The Corporation's profitability is primarily dependent on the net interest income, provision for credit losses, non-interest income and operating expenses of its commercial and retail segments as well as the asset management and trust operations of the wealth segment. The following tables present a summary of financial results as of and for the years ended December 31, 2011 and 2010 (in thousands):

					FirstMerit
December 31, 2011	Commercial	Retail	Wealth	Other	Consolidated
OPERATIONS:
Net interest income	$265,196	$225,580	$18,764	$(29,913)	$479,627
Provision for loan losses	38,830	21,672	3,479	10,407	74,388
Other income	57,940	103,248	31,684	31,885	224,757
Other expenses	148,338	235,339	40,004	40,664	464,345
Net income	134,746	62,048	7,122	(84,358)	119,558
AVERAGES :
Assets	$6,203,526	$2,935,699	$240,952	$5,115,153	$14,495,330
Loans	6,201,990	2,661,910	227,710	64,363	9,155,973
Earnings assets	6,281,589	2,712,133	228,191	3,506,811	12,728,724
Deposits	3,027,329	7,500,213	644,879	240,080	11,412,501
Economic Capital	368,434	223,772	50,871	905,276	1,548,353

					FirstMerit
December 31, 2010	Commercial	Retail	Wealth	Other	Consolidated
OPERATIONS:
Net interest income	$250,597	$214,118	$19,548	$(25,744)	$458,519
Provision for loan losses	54,065	36,249	2,668	(4,767)	88,215
Other income	46,876	114,497	32,596	18,587	212,556
Other expenses	110,261	224,334	39,604	68,661	442,860
Net income	86,545	44,220	6,416	(34,272)	102,909
AVERAGES :
Assets	$5,404,883	$2,983,395	$278,143	$4,857,930	$13,524,351
Loans	5,394,135	2,698,502	266,522	170,144	8,529,303
Earnings assets	5,456,316	2,742,696	266,835	3,291,138	11,756,985
Deposits	2,516,201	7,015,468	578,876	339,886	10,450,431
Economic Capital	308,547	223,304	36,881	746,889	1,315,621

The commercial segment's income before income taxes increased $17.1 million from 2010 to $138.9 million for the year ended December 31, 2011. Net interest income totaled $265.2 million for the year ended December 31, 2011 compared to $250.6 million for the year ended December 31, 2010, an increase of $14.6 million, or 5.82%. The increase was primarily attributable to three main factors: strong loan production resulting in growth in specialty finance and asset based lending loans; growth in Chicago driven in part by earning assets acquired via FDIC-assisted acquisitions; and an overall ability to gather interest bearing deposits at lower rates. Provision for credit losses for the commercial segment totaled $38.8 million for the year ended December 31, 2011 compared to $54.1 million for the year ended December 31, 2010, a decrease of $15.3 million, or 28.18%. The decrease in the provision for loan losses reflected the results of Management's focused efforts to improve asset quality and stabilized portfolio credit metrics. Non-interest income was $57.9 million for the year ended December 31, 2011 compared to $46.9 million for the same period in 2010. The increase was primarily attributable to growth in merchant fees, commercial loan fees, and gains recognized from covered loans paid in full. Non-interest expense for the commercial segment was $148.3 million for the year ended December 31, 2011 compared to $110.3 million for the year ended December 31, 2010. The increase in expenses was primarily attributable to the three acquisitions in Chicago during 2010 which are described in detail in Note 2 (Business Combinations) to the consolidated financial statements.

The retail segment's income before income taxes of $71.2 million for the year ended December 31, 2011 was consistent with 2010. Net interest income totaled $225.6 million for the year ended December 31, 2011 compared to $214.1 million for the year ended December 31, 2010, an increase of $11.5 million or 5.37%. The increase was primarily attributable to earning assets acquired via acquisitions in Chicago coupled with strong deposit growth in our established markets. The retail segment was able to grow deposits in 2011 despite historically low interest rates. Additionally, the deposit mix shifted year over year from higher cost time deposits to lower cost core deposits. The growth in assets and deposits was partially offset by lower earnings credit for deposits due to lower interest rates. Provision for credit losses totaled $21.7 million for the year ended December 31, 2011 compared to $36.2 million for December 31, 2010, a decrease of $14.5 million, or 40.00%. The decrease in the provision for loan losses reflected the results of focused efforts to improve asset quality and stabilized portfolio credit metrics. Non-interest income was $103.2 million for the year ended December 31, 2011 compared to $114.5 million for the year ended December 31, 2010, a decrease of $11.3 million, or 9.87%. The decrease was primarily attributable to lower mortgage fee income driven by impairment on mortgage servicing rights and lower gains on sale of mortgage loans. Also contributing to lower non-interest income were the effects of new regulations on charges for non-sufficient funds and overdrafts, as well as the effects of the Durbin Interchange Amendment on ATM interchange fees. Non-interest expense was $235.3 million for the year ended December 31, 2011 compared to $224.3 million for the year ended December 31, 2010. The increase in expenses was primarily attributable to expansion of our branch network in Chicago.

The wealth segment's income before income taxes of $7.0 million for the year ended December 31, 2011decreased $2.9 million from the year ended December 31, 2010. The decrease was attributable to lower annuity sales income as a result of the lower interest rate environment, offset partially by higher trust department income from growth in assets under management and administration. Also contributing to lower income was higher loan loss provision expense of $0.8 million. Non-interest expense for the year ended December 31, 2011was consistent with 2010.

Activities that are not directly attributable to one of the primary lines of business are included in the Other segment. Included in this category are the parent company, community development operations, treasury operations, including the securities portfolio, wholesale funding and asset liability management activities, inter-company eliminations, and the economic impact of certain assets, capital and support functions not specifically identifiable with the three primary lines of business. The other segment recorded net loss before income taxes of $41.7 million for the year ended December 31, 2011 which was $11.4 million lower than for the year ended December 31, 2010. The decrease was primarily attributable to net gains on investment securities of $11.1 million in 2011 compared to $0.9 million in 2010. The sale of investment securities was a component of a balance sheet re-positioning strategy that occurred in 2011(noted in the Results of Operations section).

Asset Quality, page 56

2. Please revise the tabular presentation of non-performing assets on page 57 to separately disclose restructured loans or advise.

Response:

The revised tabular presentation of nonperforming/noncovered assets, with restructured loans separately disclosed, as of December 31, 2011 is as follows (in thousands):

Year ended December 31, 2011
Nonperforming loans:
Restructured nonaccrual loans:
Commercial loans	$8,311
Consumer loans	3,465
Total restructured loans	11,776
Other nonaccrual loans:
Commercial loans	47,504
Consumer loans	5,351
Total nonaccrual loans	52,855
Total nonperforming loans	64,631
Other real estate	16,463
Total nonperforming assets	$81,094
Loans past due 90 days or more accruing interest	$8,866
Total nonperforming assets as a percentage of total loans and ORE	1.06%
Note: The table above excludes covered loans and covered other real estate.

Our future filings will separately disclose restructured loans within our nonperforming asset tabular presentation. Additionally, the data for restructured loans for the years prior to 2011 is under development and will be included in the Annual Report on Form 10-K for the year ended December 31, 2012.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 75

3. Please revise future filings to separately disclose the loss share receivables on the face of balance sheet, which we believe represents best practice and is supported by the requirements of SAB Topic 11N.

Response:

The loss share receivable was disclosed parenthetically on the face of the balance sheet on page 75 of the 2011 Annual Report on the line item entitled Covered loans. This loss share receivable is the expected reimbursements from the FDIC for losses on Covered loans. The Corporation also expects to be reimbursed from the FDIC for losses on covered other real estate. This expected reimbursement of $1.3 million as of December 31, 2011 is included in the balance sheet line item entitled Other real estate covered by FDIC loss share. This expected reimbursement for losses on covered other real estate was not disclosed on the face of the balance in the 2011 Annual Report as it was considered immaterial to the

Corporation's financial statements. We will continue to disclose in future filings the loss share receivable associated with covered loans parenthetically on the face of the balance sheet as well as the loss share receivable associated with covered other real estate. Additionally, in response to coment number seven below, a roll-forward of the FDIC loss share receivable associated with covered loans will be included in future filings as part of the loans and allowance for loan losses footnote disclosures.

Notes to Consolidated Balance Sheets

General

4. Noting the disclosure of a repurchase reserve for loans previously sold, please revise the footnotes to the financial statement in future filings to include disclosure of your total exposure to loan repurchases, the nature of the warranties and representations under which repurchases are requested and to include a roll-forward of the reserve.

Response:

The amount of total loans subject to repurchase at December 31, 2011 was $38.8 million and was disclosed on page 151 in Note 18 (Commitments and Contingencies) of the 2011 Annual Report. The repurchase reserve associated with these loans previously sold was $1.7 million at December 31, 2011 and was disclosed on page 152 in Note 18 (Commitments and Contingencies) of the 2011 Annual Report. We previously did not disclose a roll-forward of the reserve because such amounts were considered immaterial. Our future filings will continue to include disclosure of our total exposure to loan repurchases and any associated repurchase reserve. We will expand our disclosures in future filings around the nature of the warranties and representations under which repurchases are requested and include a roll-forward of the reserve. The pertinent disclosures for the year ended December 31, 2011 are as follows:

Changes in the amount of the repurchase reserve for the year ended December 31, 2011 is as follows (in thousands):

Year ended December 31, 2011	Reserve on residential mortgage loans	Reserve on manufactured housing loans	Total repurchased reserve
Balance at beginning of period	$600	$2,233	$2,833
Net realized losses	(127)	(110)	(237)
Net reduction to reserve	(3)	(850)	(853)
Balance at end of period	$470	$1,273	$1,743

The total reserve associated with loans sold with recourse was $1.7 million as of December 31, 2011 and is included in accrued taxes, expenses and other liabilities on the consolidated balance sheet. The Corporation’s reserve reflects management’s best estimate of losses. The Corporation's reserving methodology uses current information about investor repurchase requests, and assumptions about defect rate, concur rate, repurchase mix, and loss severity, based upon the Corporation’s most recent loss trends. The Corporation also considers qualitative factors that may result in anticipated losses differing from historical loss trends, such as loan vintage, underwriting characteristics and macroeconomic trends.

The Corporation regularly sells residential mortgage loans service retained to government sponsored enterprises (“GSEs”) as part of its mortgage banking activities. The Corporation provides customary representation and warranties to the GSEs in conjunction with these sales. These representations and warranties generally require the Corporation to repurchase assets if it is subsequently determined that a loan did not meet specified criteria, such as a documentation deficiency or rescission of mortgage insurance. If the Corporation is unable to cure or refute a repurchase request, the Corporation is generally obligated to repurchase the loan or otherwise reimburse the counterparty for losses. The Corporation also sells residential mortgage loans serviced released to other investors which contain early payment default recourse provisions. As of December 31, 2011, the Corporation had $28.1 million of outstanding residential mortgage loans sold to GSEs and other investors with recourse provisions. At December 31, 2011, the Corporation had reserved $0.5 million for potential losses from representation and warranty obligations and early payment default recourse provisions.

Due to prior acquisitions, at December 31, 2011 the Corporation continues to service approximately $10.7 million in manufactured housing loans which were sold with recourse. At December 31, 2011, the Corporation had reserved $1.2 million for potential losses from these manufactured housing loans.

Note 4. Loans and Allowances for Loan Losses, page 104

5. Please revise your future filings to include a roll-forward of your loans accounted for under ASC 310-30, reconciling the contractual receivable to the carrying amount.

Response:

Changes in the carrying amount of loans accounted for under ASC 310-30 were included on page 106 in Note 4 (Loans and Allowances for Loan Losses) of the 2011 Annual Report. We will continue to disclose this roll-forward in our future filings. Additionally, our future filings will contain a reconciliation of the contractual required payments receivable to the carrying amount for the respective period end. The reconciliation of the contractual requirement payments receivable to the carrying amount for the year ended December 31, 2011is as follows (in thousands):

December 31, 2011
Contractual required payments receivable	$1,609,852
Nonaccretable difference	(304,138)
Expected cash flows	1,305,714
Accretable yield	(176,736)
Carrying balance	$1,128,978

We will also revise our narrative disclosures in future filings in response to comment six below to address the differences between the contractual required payments receivable and the carrying amount of such loans, as well as additional information on the nonaccretable difference.

6. We note you increased the accretable yield by $82.8 million and $52.3 million during 2011 and 2010, respectively, for transfer from the nonaccretable yield to the accretable yield. Please tell us and revise future filings to discuss any material changes in the assumptions used to determine the accretable yield and to discuss the material changes to it as reflected in the roll-forward.

Response:

Our future filings will discuss any material changes in the assumptions used to determine the accretable yield as well as material changes to the accretable yield as reflected in the roll-forward. The pertinent disclosures for the year ended December 31, 2011 are as follows:

Over the life of the loans acquired and considered to be impaired under ASC 310-30 (Acquired Impaired Loans), the Corporation evaluates the remaining contractual required payments receivable and estimates cash flows expected to be collected, considering the impact of prepayments. The excess of an acquired impaired loan's contractually required payments over the amount of its undiscounted cash flows expected to be collected is referred to as the nonaccretable difference. The nonaccretable difference, which is neither accreted into income nor recorded on our consolidated balance sheet, reflects estimated future credit losses and uncollectible contractual interest expected to be incurred over the life of the acquired impaired loan. The excess of cash flows expected to be collected over the carrying amount of the acquired impaired loans is referred to as the accretable yield. This amount is accreted into interest income over the remaining life of the acquired impaired loans or pools using the level yield method. The accretable yield is affected by changes in interest rate indices for variable rate loans, changes in prepayment speed assumptions and changes in expected principal and interest payments over the estimated lives of the acquired impaired loans.

The contractually required payments receivable represents the total undiscounted amount of all uncollected principal and interest payments. Contractually required payments receivable may increase or decrease for a variety of reasons, for example, when the contractual terms of the loan agreement are modified, when interest rates on variable rate loans change, or when principal and/or interest payments are received.

Cash flows expected to be collected on acquired impaired loans are estimated by incorporating several key assumptions similar to the initial estimate of fair value. These key assumptions include probability of default, loss given default, and the amount of actual prepayments after the acquisition dates. Prepayments affect the estimated life of loans and could change the amount of interest income, and possibly principal, expected to be collected. In reforecasting future estimated cash flows, credit loss expectations are adjusted as necessary. These adjustments are based, in part, on actual loss severities recognized for each loan type, as well as changes in the probability of default. For periods in which estimated cash flows are not reforecasted, the prior reporting period's estimated cash flows are adjusted to reflect the actual cash received and credit events which transpired during the current reporting period.

Changes in the carrying amount and accretable yield for acquired impaired loans were as follows for the year ended December 31, 2011 (in thousands):

	For the Year Ended
	December 31, 2011
	Accretable Yield	Carrying Amount of Loans
Balance at beginning of period	$227,652	$1,512,817
Loans acquired	—	—
Accretion	(130,424)	130,424
Net Reclassifications from non-accretable to accretable	82,835	—
Payments received, net	—	(514,263)
Disposals	(3,327)	—
Balance at end of period	$176,736	$1,128,978

Increases in expected cash flows subsequent to the acquisition are recognized prospectively through adjustment of the yield on the loans or pools over its remaining life, while decreases in expected cash flows are recognized as impairment through a provision for loan loss and an increase in the allowance for covered loan losses. The most recent quarterly evaluation of the remaining contractual required payments receivable and cash flows expected to be collected resulted in an overall improvement in the cash flow expectations as a result of positive changes in risk ratings, improvements in the underlying value of collateral dependent loans and actual cash flows received higher than expected. There were no significant changes from prior periods to key assumptions used in the most recent quarterly evaluation of cash flows expected to be collected. The overall improvement in the cash flow expectations resulted in the reclassification from nonaccretable difference to accretable yield of $82.8 million during 2011. These reclassifications resulted in yield adjustments on these loans and pools on a prospective basis to interest income. Improved cash flow expectations for loans or pools that were impaired during prior periods were recorded first as a reversal of previously recorded impairment and then as an increase in prospective yield when all previously recorded impairment has been recaptured. Additionally, the FDIC loss share receivable was prospectively reduced by the guaranteed portion of the additional cash flows expected to be received, with a corresponding reduction to interest income. The most recent quarterly evaluation of the remaining contractual required payments receivable and cash flows expected to be collected also resulted in the decline in the cash flow expectations of certain loans and pools during 2011. The decline in expected cash flows was recorded as provision expense of $62.9 million in the year ended December 31, 2011 with a related increase of $42.6 million in the loss share receivable for the portion of the losses recoverable under the loss share agreements with the FDIC. This decrease in cash flows resulted in a net increase to the allowance for covered loan losses of $20.4 million as of December 31, 2011. Further detail on impairment and provision expense related to acquired impaired loans can be found in the discussion of the allowance for covered loan losses in this note.

7. Please revise future filings to include a roll-forward of the FDIC loss share receivable.

Response:

Our future filings will include a roll-forward of the FDIC loss share receivable associated with covered loans. The pertinent disclosures with respect to the roll-forward of the FDIC loss share receivable associated with covered loans for the year end December 31, 2011 are as follows (in thousands):

Year Ended December 31, 2011
Balance at beginning of period	$290,100
Accretion	(40,559)
Increase due to impairment	42,552
FDIC reimbursement	(76,813)
Covered loans paid in full	(9,619)
Balance at end of the period	$205,661

The loss share receivable associated with covered other real estate is excluded from the table above due to immateriality.

8. Please revise future filings to include a roll-forward of the claw-back liabilities.

Response:

A roll-forward of the claw-back liability was included on page 143 in Note 16 (Fair Value Measurement) of the 2011 Annual Report (under the heading "True-Up Liability"). We will continue to disclose in future filings the roll-forward of the claw-back liability as part of our fair value measurement footnote disclosures.

9. Please revise future filings to conform the tabular presentations of your trouble debt restructuring to the requirements of ASC 310-10-50-33 and 34 and the examples set forth there-in.

Response:

On page 116 in the 2011 Annual Report within Note 4 (Loans and Allowance for Loan Losses) is a tabular presentation summarizing total troubled debt restructurings ("TDRs") by loan type and delinquency status for TDRs that continue to accrue interest and TDRs included in nonperforming assets. The pre-modification and post-modification outstanding recorded investments of loans modified as TDRs during the year ended December 31, 2011 were not included in our disclosures because such balances were not materially different. Post-modification balances may include capitalization of unpaid accrued interest and/or fees associated with the modification as well forgiveness of principal. Loans modified as TDRs during the year ended December 31, 2011 did not involve the forgiveness of principal and the unpaid accrued interest and fees capitalized were not material to our financial statements.
In future filings, a disclosure similar to that illustrated below will be made to the extent the pre-modification and post-modification outstanding recorded investments of loans modified as TDRs during the period ended are not materially different. As disclosed in the 2011 Annual Report, loan modifications rarely involve forgiveness of principal; however, should future loan modifications result in forgiveness of principal and/or capitalization of unpaid accrued interest and/or fees that is material to our financial statements, our future filings will disclose the pre-modification and post-modification outstanding recorded investments of such loans. The pertinent disclosures for the year ended December 31, 2011 are as follows:
Modifications granted during the year ended December 31, 2011 did not include forgiveness of principal, accordingly, the Corporation did not record a charge-off at the modification date. Additionally, capitalization of any unpaid accrued interest and fees assessed to loans modified in the year ended December 31, 2011 were not material. The following table provides a summary, in thousands, of TDRs by loan type as of December 31, 2011, including the delinquency status for TDRs that continue to accrue interest and TDRs included in nonperforming assets.

	Accruing TDRs			Nonaccruing TDRs			Total	Total
	Current	Delinquent	Total	Current	Delinquent	Total	TDRs	Allowance
Noncovered loans
Commercial
C&I	$91	$—	$91	$—	$2,421	$2,421	$2,512	$247
CRE	3,305	513	3,818	3,590	1,759	5,349	9,167	236
Construction	2,782	—	2,782	304	237	541	3,323	99
Total noncovered commercial	6,178	513	6,691	3,894	4,417	8,311	15,002	582
Consumer
Installment	31,635	1,802	33,437	—	134	134	33,571	1,382
Home equity lines	4,226	222	4,448	76	239	315	4,763	31
Credit card	2,073	110	2,183	—	19	19	2,202	108
Residential mortgages	13,694	707	14,401	1,635	1,362	2,997	17,398	1,364
Total noncovered consumer	51,628	2,841	54,469	1,711	1,754	3,465	57,934	2,885
Covered loans
C&I	—	—	—	1,022	8,141	9,163	9,163	1,578
CRE	15,203	2,362	17,565	25,885	20,658	46,543	64,108	7,069
Construction	—	—	—	—	4,148	4,148	4,148	—
Total covered commercial	15,203	2,362	17,565	26,907	32,947	59,854	77,419	8,647
Total TDRs	$73,009	$5,716	$78,725	$32,512	$39,118	$71,630	$150,355	$12,114

Note 16. Fair Value Measurement, page 136

10. We note your disclosure in risk factors on page 26 that many of your derivative transactions are individually negotiated and non-standardized, which can make exiting, transferring or settling the positions difficult and potentially costly. We further note that all derivative assets and liabilities are measured using Level 2 inputs at December 31, 2011. Please revise future filings to further clarify the statement made in the risk factors section, including how you considered it in your fair value methodology and classification as using Level 2 inputs.

Response:

We acknowledge the inconsistency between our risk factor disclosure on derivative transactions and the disclosure of the fair value methodology applied to our derivative assets and liabilities including the classification of such instruments as Level 2 in the fair value hierarchy. As disclosed in Note 16 (Fair Value Measurement) in the 2011 Annual Report, the Corporation, through its mortgage banking and risk management operations, is party to various derivative instruments that are used for asset and liability management and customers' financing needs and which are generally standardized and non-complex in nature. This risk factor will be removed from our future filings based on our existing derivative portfolio, as previously described. Should we decide to enter into new and more complex derivative transactions in the future, our risks will be re-evaluated and our risk factor disclosures updated appropriately.
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In connection with the above responses, the Corporation acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Corporation believes that the foregoing explanations and proposed revisions are responsive to your comments. If you need any additional information, please contact me at (330) 384-7534 or Nancy Worman at (330) 849-8998.

Very truly yours,

/s/ Terrence E. Bichsel

Terrence E. Bichsel
Executive Vice President and Chief Financial Officer
FirstMerit Corporation
III Cascade Plaza, 7th Floor
Akron, OH 44308